November 12, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention: Dieter King, Assistant Director, AD Office 7

Re:	Acceleration Request for The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited

Registration Statement on Form F-4, filed on November 10, 2015

File: 333-207913

CIK Nos. 0001622143 and 0001621753

Dear Mr. King,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited (the “Companies”) hereby respectfully request that the effective date of the Registration Statement on Form F-4, No. 333-207913, filed on November 10, 2015 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 9:00 a.m., New York City time, on November 13, 2015, or as soon thereafter as practicable.

The Companies understand and acknowledge that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Masahisa Ikeda of Shearman & Sterling LLP at +81 3 5251 1601.

Sincerely,

The Bank of Yokohama, Ltd.

By:	/s/ Tatsumaro Terazawa
Name:	Tatsumaro Terazawa
Title:	Representative Director, President

By:	/s/ Kenichi Kawamura
Name:	Kenichi Kawamura
Title:	Director, Managing Executive Officer

The Higashi-Nippon Bank, Limited

By:	/s/ Seiji Ogura
Name:	Seiji Ogura
Title:	Senior Managing Director

By:	/s/ Osamu Honda
Name:	Osamu Honda
Title:	Managing Director

Cc: Masahisa Ikeda (Shearman & Sterling LLP)